SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               HIPSTYLE.COM, INC.
                                  COMMON STOCK

                                   433528 20 5

                                 (CUSIP NUMBER)

                         1221 Brickell Avenue, Suite 900
                              Miami, Florida 33131

                                 December 16, 2000

              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):

      Atlas Equity Group, Inc.

(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required

    Pursuant to Items 2(d) or 2(e)

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(6) Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person
With

(7) Sole Voting Power: 2,620,000 as of Reporting Date
                       2,575,000 as of the Filing Date

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 2,620,000 as of Reporting Date
                            2,575,000 as of the Filing Date

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 2,620,000 as of Reporting Date
             2,575,000 as of the Filing Date


(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by Amount in Row (11):
                         56.96% as of 12/16/00 - Reporting Date
                         55.98% as of 03/19/02 - Filing Date

(14) Type of Reporting Person: CO

ITEM 1. SECURITY AND ISSUER.

Hipstyle.com, Inc.
Common Stock, $.0001 par value.
1221 Brickell Avenue, Suite 900
Miami, Florida 33131

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ITEM 2. IDENTITY AND BACKGROUND.


(a) Name:         Michael D. Farkas, President

(b) Address:      1221 Brickell Avenue, Suite 900
                  Miami, Florida 33131

(c) Atlas Equity Group, Inc. is a financial consulting and advisory firm.

(d) None.

(e) None.

(f) Citizenship. N/A

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Atlas Equity Group, Inc., received its shares as follows:
Hipstyle.com, Inc. was incorporated in the State of Florida on June 22, 1999 as a wholly owned subsidiary of Quentin Road Productions, Inc. and 2,000 shares were issued to Quentin Road Productions, Inc. in reliance on the exemption under
Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Such shares were issued to Quentin Road Productions, Inc. as founders shares for the consideration of $.10 per share for an aggregate amount paid of $200. On January 15, 2000, the Shareholder and Directors of Hipstyle authorized a 2,000 for 1 stock split increasing the amount of outstanding shares owned by Quentin Road Productions, Inc., the sole shareholder, to 4,000,000 shares. On March 1, 2000, a majority of the shareholders of Quentin Road Productions, Inc. and the Directors authorized a distribution of the Hipstyle shares owned by Quentin Road Productions, Inc. to the Quentin Road Productions, Inc. shareholders in an unregistered spin off at a rate of 1.31 Hipstyle shares for each share of Quentin Road Productions, Inc. owned. After such spin off, Atlas Equity Group, Inc. had 2,620,000 shares.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is based on the Issuer's status as a Reporting Company. On October 17, 2000, the Issuer filed a Form 10-SB with the Securities and Exchange Commission, which became effective on December 16, 2000. At that point, the Reporting Person held 2,620,000 shares of Common Stock of the Issuer, which represented 56.96% of the issued and outstanding shares of the Issuer.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Atlas Equity Group, Inc. currently holds 2,575,000 of the issued and outstanding common shares of the Issuer, or 55.98% of the issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2002       Signature: /s/ Michael D. Farkas
                                    -----------------------
                                          MICHAEL D. FARKAS
                                          President